

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 11, 2023

Alisa A. Wood
Co-Chief Executive Officer
KKR Private Equity Conglomerate LLC
30 Hudson Yards
New York, NY 10001

> **Re: KKR Private Equity Conglomerate LLC**
> **Post-Effective Amendment No. 1 to**
> **Registration Statement on Form 10-12G**
> **Filed June 26, 2023**
> **File No. 000-56540**

Dear Alisa A. Wood:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Post-Effective Amendment No. 1 to Registration Statement on Form 10-12G

General

1. We note your disclosure related to the risks of being deemed an investment company. Please revise your business and MD&A sections to explain how you will structure your investments to avoid being deemed an investment company, state whether management believes those steps are adequate, and tell us if management has relied on any supporting documents, such as opinion of counsel, in reaching such conclusion.

Classes of Shares, page 169

2. We note your response to comment 6 and reissue in part. Please revise this section to describe material rights of each class of your "KKR Shares." In this regard, we note that your disclosure for the KKR Shares states that they have "special rights and

privileges," but you do not describe these rights and privileges. Refer to Item 202(a)(1) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Marc Thomas at (202) 551-3452 or Robert Klein at (202) 551-3847 if you have questions regarding comments on the financial statements and related matters. Please contact Robert Arzonetti at (202) 551-8819 or Tonya Aldave at (202) 551-3601 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Mark Brod, Esq.